Mail Stop 4561

September 14, 2009

C. Preston Butcher
Chief Executive Officer
KBS Legacy Apartment Community REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

      Re: KBS Legacy Apartment Community REIT, Inc.
                 Registration Statement on Form S-11
                 Filed August 19, 2009
                 File No. 333-146341

Dear Mr. Butcher:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.	You do not appear to have included disclosure required by Items 102 and 103 of Regulation S-K. Please revise or advise.

6.	We note your disclosure beginning on page 80 regarding conflicts of interest. Please

revise to include disclosure regarding related party transactions as per Item 404 of
Regulation S-K.

Cover Page

7.   The cover page should contain only information required by Item 501 or that is key
        information. Please revise accordingly and confirm that the cover page will not exceed
        one page in length. Refer to Item 501(b) of Regulation S-K.

Are there any risks involved in an investment in your shares?, page 2

8.   In the tenth bullet point, please quantify the amount of shares that you would need to sell
        in order to achieve such a diverse portfolio.

9.   Please include a bulleted risk factor related to your intention to concentrate your
        investments in one sector—*i.e.,* the apartment community sector. We note your related
        disclosure on page 42.

10.   Please revise to quantify and briefly describe the fees paid to your sponsors, your advisor
        and their respective affiliates. In addition, please quantify the percentage of debt you
        intend to incur.

What is the experience of your KBS sponsors?, page 7

11.   Please revise to specifically discuss your sponsors' experience in investing in your target
        assets, namely multifamily residential properties.

What conflicts of interest will your sponsors face?, page 11

12.   We note that KBS Capital Advisors may be entitled to a termination fee if it would have
        been entitled to a subordinated participation in net cash flows had the portfolio been
        liquidated on the termination date. Please revise to briefly describe when KBS Capital
        Advisors would be entitled to such subordinated participation, quantify the termination
        fee and clarify if KBS Capital Advisors is entitled to such termination fee if it terminates
        the advisory agreement.

What is your organizational structure?, page 13

13.   Please revise to briefly describe in a footnote or otherwise the mechanics of the
        assignment of economic interest in the advisory agreement to KBS-Legacy Apartment
        Community REIT Venture, LLC.

<u>What are the fees that you will pay to your sponsors, their respective affiliates and your directors, page 14</u>

14.   We note, for the purposes of the acquisition advisory fees and the asset management fee, that "cost" appears to equal the amount actually paid and/or budgeted. Please revise to clarify how a "budgeted" amount would be used to calculate these fees.

<u>How long will this offering last?, page 23</u>

15.   We note your disclosure that you may decide to continue your primary offering beyond two years from the date of the prospectus and that you may provide such information in a prospectus supplement. Please note that although it is permissible for the prospectus to indicate that the offering may be extended beyond the initial two-year period, it must also state the termination date of any extension period. Please revise to state the final termination date of the extension period.

16.   Here, or elsewhere where appropriate, please revise to discuss the limitations, if any, on your ability to commence a follow on offering with the same or similar terms. We note your disclosure on page 160, which seems to complete follow-on offerings.

<u>Will I be notified of how my investment is doing?, page 27</u>

17.   Please disclose that investors will not be notified of the actual per share value until 18 months after the completion of the offering, which may continue indefinitely. Please provide similar risk factor disclosure. We note your related disclosure on page 152.

<u>Risk Factors, page 29</u>

18.   We note your statement that: "The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business." Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

If we pay distributions from sources other than our cash flow from operations…, page 33

19.   We note your disclosure that distributions from sources other than operating cash flow would have the effect of reducing a shareholder's basis in your stock. Please also clarify that such distributions also would decrease the cash available to invest in properties, would reduce the amount of distributions you might make in the future, and may serve to dilute later investors.   Please make related revisions to your distribution disclosure on page 155.

Payment of fees to KBS Capital Advisors…, page 39

20.   We note your disclosure in the second paragraph related to the fact that the "investment-return thresholds may be reduced." Please explain in greater detail this possibility, including the process for reducing such thresholds.

Terrorist attacks and other acts of violence…, page 46

21.   It is not clear how this risk is specific to you, as it seems to apply to all public companies. Please revise to clarify how this risk is specific to you or remove the risk factor.

Executive Officers and Directors, page 58

22.   Please provide more detail about Mr. Butcher's business experience, including positions held, over the past 5 years. Please refer to Item 401 of Regulation S-K.

23.   Prior to effectiveness, please update your disclosure to name your three independent directors. Please also indicate if any of these persons serve as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor. To the extent such interest exists, please include appropriate risk factors relating to relevant conflicts of interest.

The Sub-Advisor, page 72

24.   Please expand your disclosure to explain the types of advisory duties that you expect the sub-advisor to provide.

Management Compensation, page 75

25.   We note that where your advisor provides a "substantial" amount of services, it is entitled to a disposition fee. Please revise to clarify if substantial means that you would not be obligated to pay selling commissions to any other party.

26.   In the "Other Organization and Offering Expenses" disclosure, please disclose the amount to date that your sponsors have paid on your behalf.

27.   Please explain why you have a separate line item for "Acquisition Expenses" when your Acquisition Advisory Fee already contemplates acquisition expenses. Please clarify whether these expenses will be factored into the 1% figure. In addition, please disclose the party who will receive the Acquisition Expenses.

Conflicts of Interest, page 80

28.   We note that KBS REIT II is still offering shares. Please revise to include any conflicts related to this fact, including whether you will compete with KBS REIT II for investors. Please make related revisions to your risk factor disclosure on pages 11 and 34.

29.   Please revise to clarify how many and to identify which other entities are (i) still purchasing properties and (ii) may directly compete with you for investment opportunities. We note your restrictions on competing business activities on page 85; however, it does not appear that these restrictions extend to affiliates of your sponsors. Please make related revisions to your risk factor disclosure on pages 11 and 34.

30.   We note from your disclosure in the fee table on page 18 that you do not plan to sell properties or other assets to affiliates; however, it appears that you are not prohibited from doing so. Please revise to include any conflicts related to this fact.

31.   We note that a number of your executive officers also hold positions with other entities, some of which are affiliated with you. Please disclose the related conflicts and disclose the amount of time your executive officers will devote to you.

32.   We note your disclosure on page 83. Please revise to include potential conflicts arising from your actual fee structure. For instance, we note that the structure of the acquisition fee may incent your advisor to acquire properties using a great deal of leverage.

Restrictions on Competing Business Activities by our Sponsors, page 85

33.   Please clarify whether this restriction on business activities would include competing for investors during the offering process. We note that the purpose of these restrictions are to mitigate potential conflicts that may arise with respect to investment opportunities, so it is unclear whether such restrictions would cover competition for initial investors.

Other Charter Provisions Relating to Conflicts of Interest, page 86

34.   We note that stock based compensation may be paid to affiliates of the advisor. Here, or elsewhere where appropriate, please provide additional disclosure regarding your policies for doing so. Please include in your disclosure a reference to how the fees already built into the advisory agreement will influence decisions regarding this stock based compensation.

Investment Objectives and Criteria, page 90

35.   Please revise to clarify, if applicable, that the listing date provided for in the charter may be indefinitely extended by a majority of the conflicts committee. Please also include a summary and cover page risk factor regarding that fact.

36.   We note your disclosure about your plans to diversify your portfolio by investment type, size, and risk. Since you intend to invest predominately in apartment communities, please provide more detail as to how you plan to diversity your portfolio by investment type. Similarly, please provide more detail as to how you plan to diversity your portfolio by investment risk.

Market Outlook for Multifamily Real Estate, page 92

37.   Please provide us with highlighted copies of any study or report to which you cite or upon which you rely. We note your references to several different sources in this section.

Prior Performance Summary, page 111

38.   We note your disclosure on pages 117 and 125. Please revise to provide a more specific discussion of any major adverse business developments or conditions experienced by the prior programs. For example and without limitation, we note the results described in Table III on page F-41.

Distributions, page 155

39.   Please clarify whether you intend to pay distributions prior to purchasing properties.

Tender Offers by Stockholders, page 159

40.   Please briefly describe the term "tender offer." In particular, please clearly describe any limits on the ability of a shareholder to purchase shares from another individual stockholder.

Prior Performance Tables – Legacy Sponsors, page F-17

41.   We note footnote (12) on page F-23 and that all three commercial funds are value added
        funds that anticipate operating deficits, as a result of repositioning assets. Please revise
        your disclosure to more specifically describe what you mean by "value added funds" and
        "repositioning assets." To the extent applicable, in the prior performance summary,
        please describe these funds, the expected timeframe for their "operating deficits" and
        how their investment objectives are similar to yours.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits

42.   Please file all required exhibits as promptly as possible. We will review the exhibits prior
        to granting effectiveness of the registration statement and may have further comments
        after our review. If you are not in a position to file your legal and tax opinions with the
        next amendment, please provide draft copies for us to review.

                                        * * *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Via Facsimile
        Robert Bergdolt, Esq.
        DLA Piper